United States Securities and Exchange Commission

                        Washington, DC 20549

                            SCHEDULE 13G/A

             Under the Securities Exchange Act of 1934

                          (Amendment No. 1)

                  WALL STREET ACQUISITIONS, CORPORATION.

                          (Name of Issuer)

                            Common Stock

                   (Title of Class of Securities)

                               None

                          (CUSIP Number)

                        Franklin Ogele, Esq.

                     One Gateway Center, 26th Fl.

                        Newark, NJ 07102

                           973-277-4239

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           (Name, Address and Telephone Number of Person

          Authorized to Receive Notices and Communications)

                         November 18, 2020

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     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /    /     Rule 13d-1(b)

    /    /     Rule 13d-1(c)

    / x  /     Rule 13d-1(d)

CUSIP NO.   None                  13G/A

1.      Names of Reporting Persons:   Franklin Ogele

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2.      Check the appropriate box if a member of a group:

         (a)

         (b)

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3.      SEC use only

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4.      Citizenship or place of organization:      USA

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.Sole Voting Power:             20,000,000 shares common

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6.Shared Voting Power:           None

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7.Sole Dispositive Power:        20,000,000 shares common

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8.Shared Dispositive Power:      None

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9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                      20,000,000 shares common

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10.     Check if The Aggregate Amount in Row 9 Excludes Certain Shares.

                /  /                  Not applicable.

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11.Percent of Class Represented by Amount in Row (9)

                                      15%

         (based on 133,333,333 shares outstanding)

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12.       Type of Reporting Person:   Individual

CUSIP NO.   None                  13G/A

Item 1

    (a)      Name of Issuer:    Wall Street Acquisitions, Corporation.

    (b)       Address of Issuer's Principal Executive Offices:

                      4440 S. Piedras Drive, #136

                          San Antonio, TX 78228

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Item 2

    (a)     Name of Person Filing:      Franklin Ogele

    (b)     Address of Principal Business or, if none, Residence:

                      One Gateway Center, 26th Fl

                           Newark, NJ 07102

    (c)     Citizenship:                              United States

    (d)     Title of Class of Securities:             Common Stock

    (e)     CUSIP Number:                             None

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Item 3.      If statement is filed pursuant to Rule 13d-1(b) or

            13d-2(b) or (c),  check whether the person filing is:

                                                      Not Applicable

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Item 4.        Ownership

  Provide the Following Information Regarding the Aggregate Number

  and Percentage of the Class of Securities of the Issuer Identified

  in Item 1.

    (a)  Amount beneficially owned:                    20,000,000 shares

    (b)  Percent of Class:                               15%

    (c)  Number of Shares as to which the person has:

     (i) sole power to vote or to direct the vote:     20,000,000

    (ii) shared power to vote or to direct the vote      0

   (iii) sole power to dispose or to direct the

         disposition of                                20,000,000

(iv) shared power to dispose or to direct the

    disposition of                                          0

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Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact

            that as of the date hereof the reporting person has

            ceased to be the beneficial owner of more than five

            percent of the class of securities, check the following

                                                         / x /

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Item 6.  Ownership of More than Five Percent

            on Behalf of Another Person:              Not applicable

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Item 7.  Identification and Classification of the

        Subsidiary Which Acquired the Security

        being Reported on By the Parent               Not applicable

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Item 8.  Identification and Classification of

        Members of the Group                          Not applicable

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Item 9. Notice of Dissolution of Group:                Not applicable

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Item 10. Certification:

     (a)  Not applicable

     (b)  Not applicable

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  November 18, 2020

                                  /s/ Franklin Ogele

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                                     Franklin Ogele